EXHIBIT (a)(5)(C): Complaint of Crandon Capital Partners


                      IN THE UNITED STATES DISTRICT COURT
                         SOUTHERN DISTRICT OF INDIANA
                              INDIANAPOLIS DIVISION

---------------------------------------------
                                             |
Crandon Capital Partners,                    |
on behalf of itself                          |
and all others similarly situated,           |
                                             |
                   Plaintiff,                |         Civil Action No.
                                             |         SHAREHOLDER CLASS
        -against-                            |         ACTION COMPLAINT
                                             |
John P. Tague, James W. Hlavacek,            |         JURY TRIAL DEMANDED
J. George Mikelsons, Kenneth K. Wolff,       |
William P. Rogers, Jr., Robert A. Abel,      |
Andrejs P. Spitnieks, and Amtran, Inc.       |
                                             |
                  Defendants.                |
                                             |
---------------------------------------------

                           COMPLAINT FOR DAMAGES

     Plaintiff, as and for its class action complaint, alleges upon personal knowledge as to itself and its own acts, and upon information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission and publicly available news sources, such as newspaper articles in leading financial periodicals such as The Wall Street Journal, as to all other matters, as follows:

NATURE OF THE ACTION

     1. This is a shareholder class action on behalf of the stockholders of Amtran Inc. ("Amtran" or the "Company") against Amtran's directors and others to enjoin defendants' actions related to the sale of Amtran to its Chairman and majority stockholder, defendant J.

George Mikelsons and to obtain other appropriate relief.

PARTIES

     2. Plaintiff, Crandon Capital Partners, is a Florida Limited Partnership and a citizen of Florida. Crandon Capital Partners has owned shares of Amtran common stock at all relevant times and continues to own such shares.

     3. Defendant Amtran is an Indiana corporation with its principal place of business at 7337 West Washington Street, Indianapolis, Indiana 46231. Amtran, through its wholly owned subsidiary, American Trans Air, Inc., is the nation's tenth largest air passenger carrier, based on revenue passenger miles. Amtran operates significant service from Chicago Midway and Indianapolis to thirty destinations and has a fleet of fifty-six aircraft, including twenty-four Boeing 727's, fifteen Boeing 757's, and seventeen Lockheed L-1011's. Chicago Express Airlines, Inc., Amtran's wholly owned commuter airline, operates nine Saab 340B's. The entire fleet is supported by Amtran's own maintenance and engineering facilities in Indianapolis and Chicago Midway and maintenance support stations worldwide. Amtran is a citizen of Indiana. This Court has general personal jurisdiction over Amtran, and venue is appropriate in this Court, because Amtran maintains its principal place of business in this District and is a citizen of Indiana and because many of the acts complained of occurred in this District.

     4. Defendant John P. Tague is a member of Amtran's board of directors and has served as Amtran's President and Chief Executive Officer since July, 1997. On information and belief, Tague is a citizen of Indiana. This Court has personal jurisdiction over Tague because both Tague and Amtran are located in this District and because many of Tague's actions complained of occurred in this district.

     5. Defendant James W. Hlavacek is a member of Amtran's board of directors and an Executive Vice-President of Amtran and has served as Amtran's Chief Operating Officer since 1995. On information and belief, Hlavacek is a citizen of Indiana. This Court has personal jurisdiction over Hlavacek because both Hlavacek and Amtran are located in this District and many of Hlavacek's actions complained of occurred in this district.

     6. Defendant J. George Mikelsons is a member of Amtran's board of directors and is Amtran's founder, Chairman of the Board, and prior to the Company's initial public offering in May 1993, was the sole shareholder of the Company. On information and belief, Mikelsons is a citizen of Indiana. This Court has personal jurisdiction over Mikelsons because both Mikelsons and Amtran are located in this District and many of Mikelsons' actions complained of occurred in this district. Mikelsons currently owns approximately seventy-two percent of the outstanding common stock of Amtran.

     7. Defendant Kenneth K. Wolff is a member of Amtran's board of directors and has served as its Executive Vice-President and Chief Financial Officer since 1991. On information and belief Wolff is a citizen of Indiana. This Court has personal jurisdiction over Wolff because both Wolff and Amtran are located in this District and many of Wolff's actions complained of occurred in this district.

     8. Defendant William P. Rogers, Jr., is a member of Amtran's board of directors and a partner in a major New York City law firm. On information and belief, Rogers is a citizen of New York, New Jersey or Connecticut. This Court has personal jurisdiction over Rogers because Amtran is located in this District and many of Rogers' actions complained of occurred in this district.

     9. Defendant Robert A. Abel is a member of Amtran's board of directors and a certified public accountant. On information and belief, Abel is a citizen of Indiana. This Court has personal jurisdiction over Abel because both Abel and Amtran are located in this District and many of Abel's actions complained of occurred in this district.

     10. Defendant Andrejs P. Spitnieks is a member of Amtran's board of directors and an international aviation consultant. On information and belief, Spitnieks is a citizen of Australia. This Court has personal jurisdiction over Spitnieks because Amtran is located in this District and many of Spitnieks' actions complained of occurred in this district.

     11. The defendants identified in paragraphs 4 through 10 collectively constitute the entirety of Amtran's board of directors. These seven individuals are hereinafter referred to as the "Individual Defendants." On information and belief, none of the Individual Defendants is a resident of Florida.

     12. By virtue of their positions as directors, and where applicable, officers, of Amtran and/or their exercise of control and ownership over the business and corporate affairs of Amtran, the Individual Defendants have, and at all relevant times had, the power to control and influence and did control and influence and cause Amtran to engage in the acts complained of herein. Each Individual Defendant owed and owes Amtran and its shareholders fiduciary obligations and were and are required by law to: (1) use their ability to control and manage Amtran in a fair, just and equitable manner; (2) act in furtherance of the best interests of Amtran and its shareholders; (3) act to maximize shareholder value in connection with any change in ownership and control; (4) govern Amtran in such a manner as to heed the expressed views of its public shareholders; (5) refrain from abusing their positions of control; and (6) not to favor their own interests at the expense of Amtran and its public shareholders.

     13. Each defendant herein is sued individually and/or as a conspirator and aidor and abettor. The Individual Defendants are also sued in their capacity as directors of Amtran. The liability of each defendant arises from the fact that they have engaged in all or part of the unlawful acts, plans, schemes, or transactions complained of herein.

JURISDICTION AND VENUE

     14. This Court has jurisdiction over the subject matter of this action pursuant to 28 U.S.C. ss. 1332 because the amount in controversy exceeds $75,000, exclusive of interest and costs, and the dispute is between citizens of different states. Venue is proper in this judicial district pursuant to 28 U.S.C. ss. 1391 because the corporate defendant is headquartered and located in this District and because many of the acts alleged and complained about occurred in this District.

CLASS ACTION ALLEGATIONS

     15. Plaintiff brings this action as a class action pursuant to Federal Rule of Civil Procedure 23 on behalf of all Amtran common stock holders. Excluded from the Class are defendants, members of the immediate families of the defendants, their heirs and assigns, and those in privity with them.

     16. The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknonwn to plaintiff, and can be ascertained only through appropriate discovery, plaintiff believes there are many thousands, if not hundreds of thousands, of Class members. Amtran has millions of shares of common stock outstanding.

     17. Plaintiff's claims are typical of the claims of the Class, since plaintiff and the other members of the Class have and will sustain damages arising out of defendants' breaches of their fiduciary duties. Plaintiff does not have any interests that are adverse or antagonistic to those of the Class. Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

     18. There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual class members. The predominant questions of law and fact include, among others, whether: (a) the defendants have and are breaching their fiduciary duties to the detriment of Amtran's shareholders; (b) the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

     19. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Plaintiff anticipates no difficulty in the management of this action as a class action. Further, the prosecution of separate actions by individual members of the class would create a risk of inconsistent or varying results, which may establish incompatible standards of conduct for defendants.

SUBSTANTIVE ALLEGATIONS

     20. On May 16, 2001, Amtran announced that defendant Mikelsons, Amtran's

Chairman, founder, and seventy-two percent majority shareholder had offered to acquire all the outstanding shares of Amtran common stock that he did not currently own. Under this proposal, Amtran shareholders other than Mr. Mikelsons would receive $21 in cash, without interest, for each share of Amtran common stock they currently own. Amtran also announced that in conjunction with the proposed sale, Salomon Smith Barney Inc., Citicorp USA, Inc., and Bank One, NA had provided Mr. Mikelsons a commitment for a $175 million secured revolving credit facility, and that Mr. Mikelsons was being advised by Salomon Smith Barney, Inc., a large New York investment bank, and a large New York law firm.

     21. Amtran also announced that the proposed acquisition by Mr. Mikelsons would be effected through the merger of Amtran with a special purpose corporation to be formed by Mr. Mikelsons, with Amtran to be the surviving corporation, and that all outstanding stock options other than those held by senior management of the Company would be cashed out as part of the proposed transaction for payments equal to the difference between the exercise price and the transaction price. Amtran also announced that Mr. Mikelsons had stated that he does not have any interest in selling any of his shares of Amtran common stock (seventy-two percent of the outstanding shares) to any third party, thus making clear that no bids from other potential purchasers would be considered or well received.

     22. Amtran also announced that it had responded to Mikelsons' offer by announcing that the Company's May 29, 2001 annual meeting would be adjourned pending further action on Mr. Mikelsons' offer, and that all proxies previously submitted would be voted in favor of such an adjournment whether or not the shareholders casting such proxies wished an adjournment to occur.

     23. By making the offer for Amtran and simultaneously announcing that he would not sell any of his own shares of Amtran (seventy-two percent of the total outstanding stock), Mr. Mikelsons allowed the price of Amtran stock to be capped since his announcement discouraged any other potential bidder who might be willing to pay a higher price for control of Amtran. In so doing, Mikelsons put his own interest in entrenching himself and the Individual Defendants in their positions at a reconstituted Amtran 100 percent owned by Mr. Mikelsons ahead of those of Amtran's public shareholders in obtaining the best possible price for their shares.

     24. By entertaining the offer from Mikelsons, the Individual Defendants also initiated a process to sell Amtran, which under the law imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed sale to Mikelsons were not the result of an auction process or active market check, all to the benefit of the Individual Defendants in continuing in their positions at a reconstituted Amtran 100 percent owned by Mr. Mikelsons, but the detriment of Amtran's public shareholders.

     25. Mr. Mikelsons and the Individual Defendants have violated the fiduciary duties they owe to the shareholders of Amtran. The announcement of the offer by Mr. Mikelsons and the failure to auction Amtran and consider other offers, demonstrate a clear absence of their exercise of due care and of loyalty to Amtran's public shareholders which is required by law.

     26. The Individual Defendants fiduciary obligations under the circumstances of Mr. Mikelsons' offer obligated them to: (a) Undertake an appropriate evaluation of Amtran's net worth as a merger/acquisition candidate; (b) Seriously invite and consider and not act to discourage other offers for Amtran;
(c) Put the interests of Amtran shareholders first, instead of their own interests in entrenching themselves in their positions at a reconstituted Amtran 100 percent owned by Mr. Mikelsons; (d) Actively evaluate the proposed sale to Mr. Mikelsons and engage in a meaningful auction with third parties in an attempt to obtain the best value for Amtran's public shareholders; (e) Act independently so that the interests of Amtran's public shareholders will be protected and enhanced; and (f) Adequately ensure that no conflicts of interest exist between the individual defendants' own interests and their fiduciary obligations to maximize shareholder value or, if such conflicts exist, to ensure that all conflicts are resolved in the best interests of Amtran's public shareholders.

     27. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their failure to attempt to obtain the best offer possible for Amtran shareholders, and instead acting to thwart other offers and entrench themselves in their positions.

     28. Plaintiff and other members of the class have been and will be irreparably harmed in that they have not and will not receive their fair proportion of the value of Amtran's assets and business, will be largely divested from their right to share in Amtran's future growth and development and have been and will be prevented from obtaining a fair and adequate price for their shares of Amtran common stock.

     29. The consideration to be paid to class members in the proposed sale to Mr. Mikelsons is unfair and inadequate because, inter alia,: (a) the intrinsic value of Amtran's common stock is in excess of the amount offered by Mr. Mikelsons, giving due consideration to Amtran's anticipated operating results, net asset value, cash flow, profitability and established markets; and (b) the sale price is not the result of an appropriate consideration of the value of Amtran because the Individual Defendants have not encouraged or considered other offers and in fact took steps to discourage such other offers.

     30. The Individual Defendants have not yet appointed or retained any truly independent person or entity to negotiate for or on behalf of Amtran's public shareholders to promote their best interests in the merger transaction.

     31. The terms of the proposed sale to Mr. Mikelsons are grossly unfair to the class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by Mr. Mikelsons and the Individual Defendants by virtue of their positions of control of Amtran and that possessed by Amtran's public shareholders. Defendants' intent is to take advantage of this disparity and to induce class members to relinquish their Amtran shares to Mr. Mikelsons at an unfair exchange ratio on the basis of incomplete or inadequate information.

     32. By reason of the foregoing, plaintiff and each member of the class is suffering irreparable injury and damages.

     33. Plaintiff and other members of the class have no adequate remedy at law.

     WHEREFORE, plaintiff demands judgment as follows:

     1. Determining that this action is a proper class action under Federal Rule of Civil Procedure 23, and that plaintiff is a proper class representative;

     2. Declaring that defendants have breached their fiduciary duties to plaintiff and the Class and aided and abetted such breaches;

     3. Enjoining the proposed sale to Mr. Mikelsons and, if the proposed sale is consummated, rescinding it;

     4. Awarding plaintiff and the class compensatory and/or rescissory damages as allowed by law;

     5. Awarding interest, attorney's fees, expert fees and other costs, in an amount to be determined; and

     6. Granting such other relief as the Court may find just and proper.


Dated: May 30, 2001

                                 Respectfully Submitted,

                                 FINDLING GARAU GERMANO & PENNINGTON, P.C.

                                  /s/ Jerry Garau
                                -------------------------------------------
                                Jerry Garau
                                Attorney No. 10822-49

151 North Delaware Street
Suite 1515
Indianapolis, Indiana 46204
Telephone: (317) 822-9530


                                Attorneys for Plaintiff and the Proposed Class

Of Counsel:

Richard B. Brualdi
The Brualdi Law Firm
29 Broadway, Suite 1515
New York, New York 10006
Telephone (212) 952-0602
Facsimile: (212) 952-0608